Filed by Safran S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Zodiac Aerospace S.A.
Commission File No. 333-154066
Date: March 14, 2017

PRESS RELEASE

Safran press statement

Paris, March 14, 2017

Safran has reviewed the information communicated to the market by Zodiac Aerospace on March 14, 2017.

This publication reflects new developments compared with the information available prior to the announcement on January 19, 2017 of the intended acquisition of Zodiac Aerospace by Safran.

Safran confirms the strategic interest for the acquisition of Zodiac. Safran confirms its confidence in its own ability to restore the operating profitability of the businesses currently in difficulty.

Safran and Zodiac Aerospace are continuing their exclusive negotiations and will take into account the consequences of these developments in their discussions.

The two groups will update the market as required.

IMPORTANT ADDITIONAL INFORMATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed acquisition of Zodiac Aerospace (the “Transaction”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
The tender offer and the merger in connection with the Transaction are subject to consultation of the work’s council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorizations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.
It is intended that Safran and Zodiac Aerospace will file with the French Market Authority (“AMF”) a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related matters.

ADDITIONAL U.S. INFORMATION
Any securities to be issued in connection with the Transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the “SEC”) is required in connection with the Transaction, Safran will prepare a prospectus for Zodiac Aerospace’s shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace’s shareholders and file other documents regarding the Transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information. If registration with the SEC is required in connection with the Transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC’s web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the Transaction will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

Safran is a leading international high-technology group with three core businesses: Aerospace, Defence and Security (ongoing divestiture of Security business). Operating worldwide, the Group has 66,500 employees (Security included) and generated sales of 15.8 billion euros in 2016 (excluding Security). Working independently or in partnership, Safran holds world or European leadership positions in its core markets. The Group invests heavily in Research & Development to meet the requirements of changing markets, including expenditures of 1.7 billion euros in 2016 (excluding Security expenditures). Safran is listed on Euronext Paris and is part of the CAC40 index, as well as the Euro Stoxx 50 European index.

For more information : www.safran-group.com / Follow @Safran on Twitter

Press
Catherine MALEK : catherine.malek@safrangroup.com / T +33 (0)1 40 60 80 28

Investors Relations
Peter CAMPBELL : peter.campbell@safrangroup.com / T +33 (0)1 40 60 35 96
Frédéric LUCAND : frederic.lucand@safrangroup.com / T +33 (0)1 40 60 82 19
Cécilia MATISSART : cecilia.matissart@safrangroup.com / T +33 (0) 1 40 60 82 46